KEVIN A. O’LEARY	Direct Dial No. 804/330-1102
Vice President, Chief Financial Officer	Telefax No. 804/330-1777
and Treasurer	E-mail: kevin.oleary@tredegar.com

June 10, 2014

By EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. John Cash, Branch Chief
Division of Corporation Finance

Re:	Tredegar Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 28, 2014
Definitive Proxy Statement on Schedule 14A
Filed April 8, 2014
File No. 1-10258

Dear Mr. Cash:

As Vice President, Chief Financial Officer and Treasurer of Tredegar Corporation, a Virginia corporation, I am transmitting herewith for filing the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) contained in its comment letter to Mr. Kevin O’Leary, dated May 29, 2014. When used in this letter, the “Company,” “Tredegar,” “we,” “us,” and “our” refer to Tredegar Corporation.

Set forth below are the responses of the Company to the comments of the Staff. For convenience of reference, each Staff comment is reproduced in italics, numbered to correspond with the paragraph numbers assigned in the May 29, 2014 comment letter, and is followed by the corresponding response of the Company. In order to explain to the Staff how the Company intends to enhance future filings, certain portions of the Company’s responses below are provided in disclosure type format. The bolded portions of these responses represent additions or modifications to the current disclosures in the Company’s filings to comply with the Staff’s request for the Company’s future filings and deletions are in strikethrough.

1100 Boulders Parkway • North Chesterfield, Virginia 23225 • (804) 330-1000

U.S. Securities and Exchange Commission
June 10, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), page 18

General

1.
We note that in your earnings call for the fourth quarter of 2013 you provide specific information regarding the growth of your business, such as that you expect the Film Products volume to grow approximately 2% in 2014 or that you expect “heavy low returns in 2014” with respect to your return on invested capital performance. With a view towards future disclosure, please tell us why you did not include a similar discussion and analysis of such known material trends, demands, commitments, events and uncertainties in your filing, considering that such information would help investors ascertain the likelihood that past performance is indicative of future performance. See Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Response
The Company acknowledges the Staff’s comment and confirms that in future annual filings it will enhance its discussion of known material trends, demands, commitments, events and uncertainties to provide a more detailed basis for assessing whether past performance is indicative of future performance. For example, in response to the Staff’s comment, the Company would have revised its disclosure in the third and fourth paragraphs on page 19 (within the “Film Products” section of the “Executive Summary” in MD&A) of its 2013 Form 10-K as follows:

We will continue to produce elastic films and laminates used in baby diapers and adult incontinence for a variety of customers worldwide, and we are well positioned to capitalize on new growth opportunities for these materials. In addition, we are executing a strategy to position our Film Products business to more aggressively leverage its full product portfolio to compete for new business with new and existing customers, expand capacity in the emerging markets, develop new products with P&G and other customers, and achieve new costs savings and production efficiencies.

We expect that market dynamics for Film Products will continue to be challenging in the first half of 2014 as we execute on this strategy. In an effort to partially mitigate the impact of lower babycare elastic volumes and challenging market conditions in surface protection and flexible packaging films in Film Products, we expect to implement company-wide cost savings. In addition to cost reduction efforts, we will continue to invest in projects that facilitate profitable growth. While we expect lower volumes in surface protection films in early 2014 and continued market weakness in flexible packaging films throughout 2014, Film Products anticipates stronger volumes in the second half of 2014 as we begin to benefit from additional capacity provided by our new flexible packaging line in Brazil. As a result, projected sales volumes for Film Products in 2014 are estimated to increase by low-single digit percentages compared to 2013. We anticipate that our efforts to facilitate growth and drive cost savings in Film Products

U.S. Securities and Exchange Commission
June 10, 2014

will offset the loss of this business with P&G by 2015. For additional information, see “Item 1A. Risk Factors” beginning on page 5.

~~As we execute on our strategy to build long-term value, we continue to focus on managing the dynamics within our control. In 2014, we expect to implement company-wide cost savings that will partially mitigate the impact of lower babycare elastic laminate volumes and continued market weakness in flexible packaging films. In addition to cost reduction efforts, we expect to continue to invest in projects that will facilitate profitable growth.~~

The Company believes that its recurring analysis of capital spending commitments as well as its discussions of the underlying operating performance and trends of Film Products, which includes the recommended enhanced disclosures presented above, provide a sufficient basis for understanding the known material trends, demands, commitments, events and uncertainties that impact the projected performance metric targets discussed by the Company's management in its “2013 Annual Financial Results Webcast.” This discussion of known material trends, demands, commitments, events and uncertainties provides a basis whereby investors can ascertain the likelihood that past performance is indicative of future performance. Comparable enhancements to the Company’s discussion of its Aluminum Extrusions segment will be included in MD&A for future filings. In addition, as events and circumstances warrant, the Company’s discussion of known material trends, demands, commitments, events and uncertainties will be updated in the Company’s subsequent quarterly filings on Form 10-Q.

Definitive Proxy Statement on Schedule 14A

Annual Incentives, page 34

2.
With a view towards future disclosure, please explain to us how the individual performance aspect of a named executive officer’s (NEO’s) performance impacted the final payout received by the NEO under the 2013 Cash Incentive Plan. We note your disclosure in the last paragraph that the amounts were determined based also on the compensation committee’s or CEO’s assessment, as the case may be, of an NEO’s performance relative to his or her goals and objectives; however, you do not discuss how such assessment impacted the final bonus amounts under the 2013 Cash Incentive Plan. To the extent necessary, please revise your future filings accordingly.

Response
The Company acknowledges the Staff’s comment. In response to the Staff’s comment, Tredegar notes that as described on pages 34-37 of the 2014 Proxy Statement, the annual incentive awards under the 2013 Cash Incentive Plan for each of the NEOs were tied to the achievement of objective financial performance goals. Additionally, the Executive Compensation Committee had the discretion in the case of the CEO, and the CEO had the discretion in the case of other NEOs, to apply a negative adjustment to the annual incentive awards under the 2013 Cash Incentive Plan to reduce the payouts under such awards based upon the achievement of the individual performance goals described on page 36 of the

U.S. Securities and Exchange Commission
June 10, 2014

2014 Proxy Statement. Based on the Executive Compensation Committee’s assessment of the CEO’s individual performance and the CEO’s assessment of the other NEOs’ individual performance, each of the annual incentive awards under the 2013 Cash Incentive Plan were reduced by not more than 10% (except for Mr. Crowdis who retired in 2013 and did not receive a bonus). In future filings, to the extent the Company utilizes individual performance goals, it will clarify whether these assessments result in an adjustment to an NEO’s annual cash incentive award. In so doing, the Company will ensure that, as applicable, the awards are reflected in the appropriate column of the Summary Compensation Table, consistent with Compliance and Disclosure Interpretation 119.02 of Regulation S-K.

******************

In connection with your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any further questions or comments you may have regarding this filing to the undersigned at (804) 330-1102.

Sincerely,

/s/ Kevin A. O’Leary

Kevin A. O’Leary
Vice President, Chief Financial Officer and Treasurer

cc:	Nancy M. Taylor
Donald T. Cowles
A. Brent King
David I. Meyers
Frasier W. Brickhouse, II